SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(1)

                          CONSOLIDATED-TOMOKA LAND CO.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    210226106
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                                 (CUSIP Number)

                                                Matthew Nimetz
       Norris Nissim                     Paul, Weiss, Rifkind, Wharton &
 John A. Levin & Co., Inc.                         Garrison
   One Rockefeller Plaza                  1285 Avenue of the Americas
  New York, New York 10020               New York, New York 10019-6064
       (212) 332-8400                           (212) 373-3000
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 24, 1999
- --------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

- ----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           Exhibit Index is at Page 6

CUSIP No. 210226106               SCHEDULE 13D                 Page 2 of 6 Pages
- --------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      John Andrew Levin    ###-##-####
- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
- --------------------------------------------------------------------------------
3     SEC USE ONLY


- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
- --------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        483,425 shares of Common Stock
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0 shares of Common Stock
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               483,425 shares of Common Stock
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0 shares of Common Stock
- --------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      483,425 shares of Common Stock
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.6%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock (the "Common Stock") of Consolidated-Tomoka Land Co. ("CTO"). The principal executive offices of CTO are located at 149 South Ridgewood Avenue, Daytona Beach, Florida 32114.

Item 2. Identity and Background

This statement is filed by John A. Levin ("Levin") on behalf of himself and accounts managed by him for members of his family and trusts for their benefit. The principal address of Levin is One Rockefeller Plaza, 25th Floor, New York, New York 10020.

In the last five years, Levin has not been convicted in a criminal proceeding nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or in a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The original investment in CTO was acquired many years ago by a predecessor of Baker, Fentress & Company ("BKF") with cash from its general corporate funds and certain real estate held by the predecessor corporation. BKF is a closed-end investment company registered under the Investment Company Act of 1940, as amended. Levin is a shareholder of BKF and chief executive of both BKF and its wholly-owned subsidiary John A. Levin & Company, Inc. BKF is in the process of completing the implementation of a Plan For Distribution of Assets of Baker, Fentress & Company (the "Plan"), which was approved on June 17, 1999 by the Board of Directors and on August 19, 1999 by the shareholders of BKF. Among other things, the Plan provides for a special dividend to BKF shareholders of all of the CTO shares owned by BKF, which constituted an aggregate of 78.5% of the outstanding common stock of CTO. At a meeting on August 19, 1999, the Board of Directors of BKF determined that BKF would make its first distribution of cash and its in-kind distribution of CTO shares on September 24, 1999 to shareholders of record on August 30, 1999. As a result of the distribution of CTO shares on September 24, 1999, BKF shareholders, including Levin, now own the CTO shares directly. BKF shareholders received one CTO share for each 7.8058 BKF shares owned. Levin received 483,425 shares of CTO in the distribution by BKF.

Item 4. Purpose of Transaction

The 483,425 shares received by Levin are a part of the distribution of shares of CTO made by BKF in accordance with the terms of the Plan. See Item 3 for additional information which may be required by this Item 4. On September 27, 1999, Levin sold 197,540 shares on in market transactions. In addition, Levin may sell additional shares, but reserves his right to refrain from selling shares and to hold such shares, and perhaps to buy additional CTO shares, depending on market conditions and other relevant factors.

Item 5. Interest in Securities of Issuer

The responses to Items 7, 8, 9, 10, 11 and 13 of the inside cover pages of this
Schedule 13D are hereby incorporated by reference in response to this Item 5.


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

The trading dates, number of shares of Common Stock purchased and average price per share for all transactions in the Common Stock by Levin during the past 60 days are set forth on Exhibit 99.1 hereto. All such transactions were open market transactions and were effected on the New York Stock Exchange.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None.

Item 7. Exhibits

The following are filed herewith as exhibits to this Schedule 13D:

            99.1 Table of Transactions in Common Stock by Levin.


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

                                    SIGNATURE

      After reasonable inquiry and to their best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 1999

                                          /s/ John A. Levin
                                          ---------------------------
                                          John A. Levin


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

                                INDEX TO EXHIBITS

Exhibit No.     Description

99.1            Table of Transactions in Common Stock by Levin.


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